March 24, 2017

VIA EDGAR CORRESPONDENCE

Asaf Barouk
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Elkhorn ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Barouk:

On behalf of the Elkhorn ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2017 for the purpose of registering shares of the Elkhorn S&P MidCap Real Estate Portfolio (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On February 24, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.
Please submit responses to the following comments via correspondence filed on EDGAR. Where appropriate, please include draft revisions to the Registration Statements with your response. Please file such correspondence sufficiently prior to the Fund’s effective date. Please note that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement

Response: This correspondence addresses each of the staff’s requests.

Prospectus

Investment Objective

2.
We note that the name of the Index (S&P MidCap 400® Capped Real Estate Index) is similar to the name of another S&P index, the S&P MidCap 400® Real Estate Index. Please explain why investors would not be confused by the similarity between the Index and the S&P MidCap 400® Real Estate Index, since the only difference between the names is the inclusion of the term “Capped.” Further, we note that the name of the Fund does not include the “Capped” designation. Please therefore consider adding “Capped” to the name of the Fund, along with a brief description of this concept, as we believe this may reduce any potential for confusion.

Response: While the Fund believes that the name of the Index is presented clearly and prominently, the Fund has added the following as the final sentence of the first paragraph of both “Principal Investment Strategies” and “Additional Information About the Fund’s Strategies and Risks – Principal Investment Strategies”:

The components of the Index are capped in order to ensure diversified weightings across the Index, as described more fully in ‘Index Provider—Eligibility Criteria’.”

Please also note that the Registrant intends for the Fund to complement (and to follow the naming convention of) the suite of nine mid capitalization sector funds that the Registrant launched on December 30, 2016 (for reference: Elkhorn S&P MidCap Consumer Discretionary Portfolio, Elkhorn S&P MidCap Consumer Staples Portfolio, Elkhorn S&P MidCap Energy Portfolio, Elkhorn S&P MidCap Financials Portfolio, Elkhorn S&P MidCap Health Care Portfolio, Elkhorn S&P MidCap Industrials Portfolio, Elkhorn S&P MidCap Information Technology Portfolio, Elkhorn S&P MidCap Materials Portfolio, and Elkhorn S&P MidCap Utilities Portfolio) (collectively, the “Existing Funds”). The Existing Funds reflect the same format used by the Fund; each fund tracks a “capped” index but does not include that designation in its name.

Lastly, please note that the Fund, along with the Existing Funds, includes a discussion of the capped concept in “Index Provider—Eligibility Criteria,” which is reproduced below for reference.

Each component company’s weight in the Index is capped at 22.5%, and the sum of all stocks constituting more than 4.5% of the Index cannot exceed 45% of the Index. If this 45% limit is breached, the Index Provider ranks all the stocks in descending order of their weights and identifies the first stock that causes the 45% limit to be breached. The Index Provider then reduces the weighting of this stock either until the 45% limit is satisfied or its weight in the Index falls below 4.5%. If any stock exceeds either the 22.5% limit or the 45% limit, the Index Provider proportionally redistributes its excess weight to all uncapped stocks.

Fund Fees and Expenses

3.	Please provide the completed fee table for the Fund.

Response: Pursuant to the staff’s request, the fee table for the Fund is attached with this correspondence as Exhibit A.

Principal Investment Strategies

4.
We note that the Index does not track 400 constituents; rather, “[t]he Index is a subset of the S&P MidCap 400®,” which “is designed to measure the performance of 400 mid-sized companies in the U.S., reflecting this market segment’s distinctive risk and return characteristics.” Please consider clarifying, as of a particular date, the number of constituents that the Index itself tracks.

Response: Pursuant to the staff’s request, the Fund has added the following as the second sentence of the third paragraph of “Principal Investment Strategies”:

As of February 28, 2017, the Index tracked 39 constituents

5.	Please consider adding a statement to the “Concentration Policy” paragraph noting that the Index is concentrated in the real estate sector.

Response: Pursuant to the staff’s request, the Fund has added the following as the second sentence of the fourth paragraph of “Principal Investment Strategies”:

The Index, and accordingly the Fund, is concentrated in the real estate sector.

Principal Risks of Investing in the Fund

6.	Please consider adding the inception date of the Index to “Index Risk,” since the Index is relatively new.

Response: Pursuant to the staff’s request, the Fund has added the following as the last sentence of “Index Risk” as it appears in both “Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks – Principal Risks of Investing in the Fund”:

The inception date of the Index was November 21, 2016.

7.	Please consider adding disclosure to “REIT Risk” regarding the effect of interest rate fluctuation on the value of REITs.

Response: Pursuant to the staff’s request, the Fund has added the following as the second paragraph of “REIT Risk” as it appears in both “Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks – Principal Risks of Investing in the Fund”:

Further, REITs are subject to interest rate risk, which is the chance that REIT stock prices overall will decline and that the cost of borrowing for REITs will increase because of rising interest rates. In general, during periods of high interest rates, REITs may lose some of their appeal for investors who may be able to obtain higher yields from other income-producing investments, such as long-term bonds. Higher interest rates also mean that financing for property purchases and improvements is more costly and difficult to obtain.

8.
We note the following statement from the “Principal Investment Strategies” section: “The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the Fund may purchase a sample of securities in the Index.” Please consider adding corresponding risk language to “Non-Correlation Risk.”

Response: Pursuant to the staff’s request, the Fund has added the following as the last two sentences of “Non-Correlation Risk” as it appears in both “Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks – Principal Risks of Investing in the Fund”:

Further, under various circumstances, it may not be possible or practicable for the Fund to purchase all of the securities included in the Index in the same weightings as the Index. Under such circumstances, the performance of the Fund may deviate from the performance of the Index.

Management of the Fund

9.
We note that “[e]ach member of the Investment Committee has served as a part of the portfolio management team of the Fund since inception.” Concurrent with the Fund’s launch, please consider adding a reference to the month and year of the launch so that investors will know when “inception” occurred.

Response: Pursuant to the staff’s request, the Fund will add a parenthetical reference (after the word “inception”) to the month and year of the launch.

10.
In accordance with Item 5(b) of Form N-1A, please detail the business experience during the past five years for each of Jordan Golz and Derek Babb. Currently, the Registration Statement notes: “Mr. Golz joined the Adviser in 2014. Mr. Babb joined the Adviser in 2015.”

Response: Pursuant to the staff’s request, Mr. Golz’s and Mr. Babb’s biographies have been revised to state the following:

•
Jordan Golz, Product Development & Research Associate. Mr. Golz joined the Adviser in 2014. Prior to joining the Adviser, Mr. Golz received a B.A. in Economics from Wheaton College in Wheaton, Illinois.

•	Derek Babb, Portfolio Manager. Mr. Babb joined the Adviser in 2015. Prior to joining the Adviser, Mr. Babb received a B.A. in Business/Economics from Wheaton College in Wheaton, Illinois.

How to Buy and Sell Shares

11.
In accordance with Item 11(a)(3) of Form N-1A, please include a statement identifying in a general manner any national holidays when Shares will not be priced and specifying any additional local or regional holidays when the Fund Shares will not be priced.

Response: The Fund believes that the first sentence of “Net Asset Value,” which has been reproduced below, satisfies Item 11(a)(3) of Form N-1A.

The Fund’s net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for business.

The Fund believes that this sentence conforms with the instruction to Item 11(a)(3), which states that “[i]n responding to this Item, the Fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).”

Statement of Additional Information

Investment Objective and Policies

12.
We note the following fundamental policy of the Fund: “The Fund will not concentrate its investments in securities of issuers in any one industry, as the term ‘concentrate’ is used in the 1940 Act, except to the extent the Index upon which the Fund is based concentrates in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.” Please acknowledge that the Fund will consider the concentration(s) of any such other investment companies for purposes of its own concentration policy.

Response: Pursuant to the staff’s request, the Fund acknowledges that it will consider the concentration(s) of any such other investment companies for purposes of its own concentration policy. However, please note that the Fund will invest at least 90% of its total assets in the securities of mid capitalization U.S. real estate companies that comprise the Index.

* * * * * * * *

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A

Elkhorn S&P MidCap Real Estate Portfolio

Fee Table

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(*)	0.00%
Total Annual Fund Operating Expenses	0.29%

(*)	Other Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until September 30, 2018, and thereafter to represent the imposition of the 12b‑1 fee of an additional 0.25% per annum of the Fund’s average daily net assets. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$30	$135